EXHIBIT 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Net income applicable to common stock	$25,033	$18,333	$69,080	$51,956

Average number of common shares outstanding	16,843	16,685	16,796	16,664

Net income per share — Basic	$1.49	$1.10	$4.11	$3.12

Average number of common shares outstanding	16,843	16,685	16,796	16,664
Add: Assumed exercise of stock options and vesting of stock grants	153	142	171	148

Common and common equivalent shares outstanding	16,996	16,827	16,967	16,812

Net income per share — Diluted	$1.47	$1.09	$4.07	$3.09